UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 12, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 11 September 2019 entitled ‘VODAFONE TRANSFERS DEBT SECURITIES TO NASDAQ’

11 September 2019

Vodafone to Transfer Listing of Debt Securities to Nasdaq

Vodafone Group Plc (NASDAQ: VOD) today announced it will be transferring the securities exchange listing for its notes listed below (collectively, the “debt securities”) from the New York Stock Exchange to the Nasdaq Bond Exchange effective 23 September 2019 after market close. The debt securities are expected to begin trading as Nasdaq-listed securities on 24 September 2019. Their respective trading symbols and CUSIP numbers are as follows:

Series of Debt Securities	Trading Symbol	CUSIP
2.500% Notes due September 2022	VOD22	92857WAZ3
2.950% Notes due February 2023	VOD23	92857WBC3
3.750% Notes due 16 January 2024	VOD24	92857WBH2
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD24A	92857WBN9
4.125% Notes due 30 May 2025	VOD25	92857WBJ8
4.375% Notes due 30 May 2028	VOD28	92857WBK5
6.250% Notes due November 2032	VOD32	92857WAB6
6.150% Notes due February 2037	VOD37	92857WAQ3
5.000% Notes due 30 May 2038	VOD48	92857WBL3
4.375% Notes due February 2043	VOD43	92857WBD1
5.250% Notes due 30 May 2048	VOD48	92857WBM1
4.875% Notes due 19 June 2049	VOD49	92857WBS8
5.125% Notes due 19 June 2059	VOD59	92857WBT6
Fixed to Float 7.00% due April 2079	VOD79	92857WBQ2

Vodafone is transferring the listing of the debt securities to Nasdaq to consolidate under one exchange its equity and debt listings relationships and reduce corporate costs associated with the listing of its debt securities.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 12, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary